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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEG
Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 9 2008



08029005

Washington, DC

SEC FILE NUMBER
8-66536

Washington, DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF __12/31/07__
               MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

INFINIUM CAPITAL MANAGEMENT, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd., Suite 850
(No. and Street)

Chicago   **Illinois**   **60604**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Knoeck   **(312) 601-7834**
                      (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250   **Chicago**   **Illinois**   **60604**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
    [X] Certified Public Accountant
    [ ] Public Accountant
    [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, **Jeff Knoeck**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Infinium Capital Management LLC** as of **December 31, 2007** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

_____
Managing Member
Title

Subscribed and sworn to before me this

__27__ day of ___February___ , 2008

_____
Notary Public

This report** contains (check all applicable boxes)
[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[x] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

INFINIUM CAPITAL MANAGEMENT, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

as of December 31, 2007
AVAILABLE FOR PUBLIC INSPECTION



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Members of
Infinium Capital Management, LLC

We have audited the accompanying statement of financial condition of Infinium Capital Management, LLC (the "Company") as of December 31, 2007, that you are filing pursuant to Rule17a-5 under the Securities Exchange Act 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Infinium Capital Management, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 27, 2008

INFINIUM CAPITAL MANAGEMENT, LLC

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2007

ASSETS

Cash	$	1,608,968
Receivable from broker and dealers		59,027,030
Deposit with clearing organizations		558,157
Securities owned, at market value		55,120,012
Securities owned, not readily marketable, at market value		6,096,685
Exchange memberships and trading rights, at cost		
(market value $19,000,000)		10,291,021
Furniture, equipment and leasehold improvements, at cost		
(net of accumulated depreciation and amortization of $860,127)		2,085,716
Other assets		3,229,118
	$	138,016,707

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Bank loan payable	$	2,000,000
Securities sold, not yet purchased, at market value		50,985,947
Payable to broker-dealer		8,447,140
Accounts payable and accrued expenses		16,913,718
		78,346,805
Liabilities subordinated to claims of general creditors		6,293,041
Members' Equity		53,376,861
	$	138,016,707

See accompanying notes.

INFINIUM CAPITAL MANAGEMENT, LLC

NOTES TO FINANCIAL STATEMENTS
as of December 31, 2007

1. **Organization and Business**

    Infinium Capital Management, LLC (the "Company"), a Delaware limited liability company, was formed on April 17, 2003. On April 12, 2007, HGI Holdings, Inc. ("HGI"), an Illinois corporation, was merged with and into the Company. Infinium Capital Management, LLC continued as the surviving entity.

    The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Chicago Board Options Exchange and the CME Group, Inc. The Company primarily engages in the proprietary trading of exchange-traded equity securities, equity options and financial futures contracts.

2. **Summary of Significant Accounting Policies**

    Revenue Recognition
    Equity options and futures contracts are recorded on trade date, and unrealized gains and losses are recognized currently in income.

    Securities transactions are recorded on trade date and, accordingly, gains and losses are recorded on unsettled transactions.

    Depreciation and Amortization
    Furniture and equipment are being depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are being amortized on a straight-line basis over the term of the associated lease.

    Income Taxes
    No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

    Use of Estimates
    The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

    Exchange Memberships and Trading Rights
    Exchange memberships are recorded at cost, or If events or changes in circumstances indicate that the carrying amount may not be recoverable, it will be recorded at a lesser value that reflects the effects of the impairment. There were no impairments in 2007.

    Translation of Foreign Currencies
    Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates, while revenue and expenses are translated to U.S. dollars at prevailing rates during the year. Net gains or losses resulting from foreign currency translations are included in net income in the accompanying statement of operations.

2.   **Summary of Significant Accounting Policies, continued**

Fair Value of Financial Instruments
The Company's financial instruments are reported in the consolidated statement of financial condition at market or fair value, or at carrying amounts which approximate fair value, because of the highly liquid nature and short maturity of the instruments.

The estimated fair value of securities owned and securities sold are generally based on quoted market prices or dealer quotes.

Not readily marketable securities represent restricted corporate stock, that are valued using quoted prices at the closing price of the respective exchanges at which they are traded. Other investments include certain Partnerships at investments, which are carried at fair value.

Open equity in futures is recorded as receivables and payables to brokers and dealers, as appropriate.

3.   **Derivative Financial Instruments and Off-Balance Sheet Risk**

In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include exchange-traded futures and futures options contracts, equity and index options and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at market value and gains and losses from derivative financial instruments are included in net trading gain in the statement of operations.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price.

Options grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

4. **Clearing Agreement**

The Company has a Joint Back Office ("JBO") clearing agreement with Fortis Clearing Americas, LLC ("FCA"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in the preferred equity of FCA. The Company's interest in FCA is reflected in other assets in the statement of financial condition. Under the rules of the Chicago Board Options Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with FCA, exclusive of its preferred interest investment.

5. **Credit Concentrations**

At December 31, 2007, a significant credit concentration consisted of approximately $24 million and $13.2 million, representing the market value of the Company's trading accounts carried by its clearing brokers, FIMAT USA, LLC and Fortis Clearing Americas, LLC, respectively. Management does not consider any credit risk associated with these receivables to be significant.

6. **Securities Owned and Sold, Not Yet Purchased**

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market value as follows:

	Owned	Sold, Not Yet Purchased
Stocks	$ 17,750,172	$ 758,819
Options	37,369,840	50,227,128
	$ 55,120,012	$ 50,985,947

Securities owned, not readily marketable, consist of restricted corporate equity securities with a market value totaling $6,096,685.

7. **Employee Benefit Plan**

The Company has established a salary reduction (401(k)) plan for qualified employees. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

Employee contributions made to the plan during the year ended December 31, 2007 totaled approximately $928,000.

8. Bank Loan Payable

At December 31, 2007, the Company had a bank loan payable totaling $2,000,000. The loan is collateralized by exchange memberships.

9. Commitments

The Company conducts it operations in leased office facilities and uses leased equipment for its operations. Annual rentals are charged to current operations.

The company will sub-lease one of its office facilities beginning April 1, 2008. The annual rental commitments for office facilities along with the annual sub-lease rentals to be received in the future are as follows as of December 31, 2007:

Year Ending December 31,	Gross Commitment	Sub-lease Rentals	Net Commitment
2008	$ 1,692,000	$ 394,000	$ 1,298,000
2009	1,843,000	535,000	1,308,000
2010	2,061,000	545,000	1,516,000
2011	2,103,000	555,000	1,548,000
2012	2,168,000	565,000	1,603,000
Thereafter	11,728,000	1,656,000	10,072,000
Total	$ 21,595,000	$ 4,250,000	$ 17,345,000

The annual rental commitments for equipment are as follows as of December 31, 2007:

Year Ending December 31,	Gross Commitment
2008	$ 1,046,000
2009	882,000
2010	539,000
Total	$ 2,467,000

10. Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors at December 31, 2007 consisted of the following borrowings from the Company's employees. Such borrowings bear interest at 7% per annum and expire on March 1, 2009 and March 15, 2010. As of December 31, 2007, the outstanding borrowings totaled $2,861,081 and $3,431,960, respectively.

The subordinated borrowings are covered by agreements approved by the Chicago Board Options Exchange and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

11. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and has elected the "alternative method." Under this rule and method, the Company is required to maintain "net capital" equivalent to the greater of $250,000 or 2 percent of "aggregate debit items," whichever is greater, as these terms are defined.

At December 31, 2007, the Company had net capital and net capital requirements of $12,129,564 and $250,000, respectively.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	INFINIUM CAPITAL MANAGEMENT, LLC	as of <u>December 31, 2007</u>

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition- Item 1800)	$ 53,376,861	[3480]
2.	Deduct: Ownership equity not allowable for net capital	.	[3490]
3.	Total ownership equity qualified for net capital	$ 53,376,861	[3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	$ 6,293,041	[3520]
	B. Other (deductions) or allowable subordinated liabilities		[3525]
5.	Total capital and allowable subordinated liabilities	$ 59,669,902	[3530]

6. Deductions and/or charges:
   A. Total non-allowable assets from Statement of Financial Condition
      (Note B and C) (See detail below) $ 22,227,285 [3540]
      1. Additional charges for customers' and non-customers' security
         accounts   [3550]
      2. Additional charges for customers' and non-customers'
         commodity accounts   [3560]
   B. Aged fail-to-deliver   [3570]
      1. Number of items   [3450]
   C. Aged short security differences- less
      reserved of   [3460]   [3580]
      2. Number of items   [3470]
   D. Secured demand note deficiency   [3590]
   E. Commodity futures contract and spot commodities proprietary
      capital charges   18,296,768 [3600]
   F. Other deductions and/or charges   [3610]
   G. Deductions for accounts carried under Rule 15c3-1(a)(6),
      (a)(7)and (c)(2)(x)   [3615]
   H. Total deduction and/or charges $ (40,524,053) [3620]

7.	Other additions and/or allowable credits (List)		[3630]
8.	Net Capital before haircuts on securities positions	$ 19,145,849	[3640]

9. Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):
   A. Contractual securities commitments   [3660]
   B. Subordinated securities borrowings   [3670]
   C. Trading and Investment securities
      1. Bankers' acceptance, certificates of deposit, and
         commercial paper   [3680]
      2. U.S. and Canadian government obligations   [3690]
      3. State and municipal government obligations   [3700]
      4. Corporate obligations   [3710]
      5. Stocks and warrants   [3720]
      6. Options   [3730]
      7. Arbitrage   [3732]
      8. Other securities $ 7,016,285 [3734]
   D. Undue concentration   [3650]
   E. Other (List)   [3736] $ (7,016,285) [3740]

10	Net Capital	$ 12,129,564	[3750]
		OMIT PENNIES	

Non-Allowable Assets (line 6.A):

Receivables from brokers and dealers	$	483,664
Deposit with clearing organization		50,000
Securities owned not readily marketable		6,096,685
Exchange memberships, at cost		10,291,021
Fixed assets, net		2,085,716
Other assets		3,220,199
	$	22,227,285

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	INFINIUM CAPITAL MANAGEMENT, LLC	as of December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11	Minimum net capital required (6-2/3% of line 19)	$ _____	[3756]
12	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ _____	[3758]
13	Net capital requirement (greater of line 11 or 12)	$ _____	[3760]
14	Excess net capital (line 10 less 13)	$ _____	[3770]
15	Excess net capital at 1000% (line 10 less 10% of line 19)	$ _____	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16	Total A.I. liabilities from Statement of Financial Condition	$ _____	[3790]
17	Add:		
	A. Drafts for immediate credit	_____ [3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	_____ [3810]	
	C. Other unrecorded amounts (List)	_____ [3820]	_____ [3830]
18	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))	_____	[3838]
19	Total aggregate indebtedness	$ _____	[3840]
20	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)	_____	[3850]
21	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	_____	[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits	_____ -	[3870]
23	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 250,000	[3880]
24	Net capital requirement (greater of line 22 or 23)	$ 250,000	[3760]
25	Excess net capital (line 10 less 24)	$ 11,879,564	[3910]
26	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	_____ -	[3851]
27	Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)	_____ -	[3854]
28	Net capital in excess of: 5% of combined aggregate debit items or 120% of minimum Net Capital Requirement	$ _____	[3920]

OTHER RATIOS

Part C

29	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	_____	[3860]
30	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	_____	[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

INFINIUM CAPITAL MANAGEMENT, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
as of December 31, 2007

The Company did not handle any customer cash or securities during the year ended December 31, 2007 and does not have any customer accounts.

INFINIUM CAPITAL MANAGEMENT, LLC

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
as of December 31, 2007

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2007 and does not have any PAIB accounts.

INFINIUM CAPITAL MANAGEMENT, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
as of December 31, 2007

The Company did not handle any customer cash or securities during the year ended December 31, 2007 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Members of
Infinium Capital Management, LLC

In planning and performing our audit of the statement of financial condition of Infinium Capital Management, LLC (the "Company") as of December 31, 2007, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 27, 2007

END